# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Modular Medical, Inc., CIK 0001074871
CUSIP: 60785L207
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 10740 THORNMINT ROAD, SAN DIEGO, California (CA), 92127
Date of event which requires filing of this statement: 03/04/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002123016

## Reporting persons
- Pathfinder Asset Management Ltd: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; sole voting power 8,993,263; shared voting power 0; sole dispositive power 8,993,263; shared dispositive power 0; aggregate amount beneficially owned 8,993,263 (6.4% of the class)

## Item 1. Issuer
Name of issuer: Modular Medical, Inc.
Address of issuer's principal executive offices: 10740 THORNMINT ROAD, SAN DIEGO, CALIFORNIA, 92127.

## Item 2. Person Filing
Name of person filing: Pathfinder Asset Management Limited
Address of principal business office or, if none, residence: 1450 - 1066 West Hastings St., Van., BC, V6E 3X1
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail:
Foreign investment advisor (Canada)
Canadian portfolio manager and investment fund manager registered in various provinces

## Item 4. Ownership
Amount beneficially owned: As at Mar.23, 2026, Pathfinder Asset Management Limited beneficially owns 8,993,263 Common Shares.
Percent of class: As at Mar.23, 2026, the Reporting Person may be deemed to beneficially own approximately 6.43% of the outstanding Common Shares.
Sole power to vote or to direct the vote: 8,993,263
Shared power to vote or to direct the vote: Not applicable
Sole power to dispose or to direct the disposition: 8,993,263
Shared power to dispose or to direct the disposition: Not applicable

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Foreign registered investment advisor
Canadian portfolio manager and investment fund manager registered in various provinces is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Pathfinder Asset Management Ltd: Victor Chan, Corporate Secretary (03/23/2026)